UNR Holdings, Inc.
301 East Pine Street, Suite 150
Telephone: (407) 210-6541
Facsimile: (407) 835-3601
Orlando, FL  32801

May 3, 2010

Via Edgar and Facsimile

Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4631
Washington, D.C.  20549

Attention:  Rufus Decker, Bret Johnson

Re:	UNR Holdings, Inc. SEC Comment Letter dated April 19, 2010 Form 10-K for Fiscal Year Ended December 31, 2009 File No. 0-23712

Dear Sirs:

UNR Holdings, Inc. (the “Company”) provides this response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2009 filed by the Company with the Commission on April 15, 2010, which was furnished by your letter dated April 19, 2010 (the “Staff Letter”).  In response to the Staff’s comment and to facilitate the Staff’s review, we have reproduced below in bold text the comment set forth in the Staff Letter and have provided our response immediately following the comment.  References to “we”, “our” or “us” mean the Company or its advisors as the context may require.

Form 10-K for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1.
We note the reissued audit report of Wiener, Goodman & Company, P.C. was dual dated on April 8, 2010, however, the firm’s registration with the PCAOB was withdrawn on March 1, 2010.  Please amend your December 31, 2009 Form 10-K and December 31, 2008 Form 10-K/A to remove the audit report and to label the applicable financial statements as “unaudited.”  You should then have a firm that is registered with the PCAOB re-audit your financial statements.  Please supplementally tell us by May 3, 2010 how you intend to address this matter.

We acknowledge the Staff’s comment regarding report of independent registered public accounting firm included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Fiscal 2009 10-K”) and Amendment No. 4 to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 (the “Fiscal 2008 10-K”).

In accordance with our conversation with Messrs. Decker, Johnson, other members of the Staff and representatives of our predecessor auditor and successor auditor on April 26, 2010, we filed a Current Report on Form 8-K on April 27, 2010 (“Form 8-K”) to disclose under Item 4.02 thereof that the Company’s previously issued financial statements included in the following reports filed with the Commission should no longer be relied upon:  (1) the audited consolidated financial statements for the fiscal year ended December 31, 2008 (the “2008 Financial Statements”), included in our Fiscal 2008 10-K; (2) the interim period unaudited financial statements for the three month period ended March 31, 2009, included in our Amendment No. 4 to the Quarterly Report on Form 10-Q for the three month period ended March 31, 2009 filed with the Commission on April 13, 2010 (the “2009 1Q Report”); (3) the interim period unaudited financial statements for the three and six months period ended June 30, 2009, included in our Amendment No. 1 to the Quarterly Report on Form 10-Q for the six month period ended June 30, 2009 filed with the Commission on April 13, 2010 (the “2009 2Q Report”); (4) the interim period unaudited financial statements for the three and nine months period ended September 30, 2009, included in our Amendment No. 1 for the Quarterly Report on Form 10-Q for the nine month period ended September 30, 2009 filed with the Commission on April 13, 2010 (the “2009 3Q Report” and together with the 2009 1Q Report and 2009 2Q Report, the “2009 Quarterly Reports”); and (5) the audited consolidated financial statements for the fiscal year ended December 31, 2008 that are included in our Fiscal 2009 10-K.  Consistent with the disclosures in the Form 8-K, the Company is in the process of (1) restating its 2008 Financial Statements in order to include an audit report issued by ZAO BDO, a member firm of BDO International (“BDO”) and the Company’s independent registered public accounting firm, registered with the Public Company Accounting Oversight Board, with BDO performing an audit of the adjustments to the 2008 Financial Statements made as a result of the restatement of such financial statements reflected in the Fiscal 2008 10-K as filed with the Commission on April 13, 2010; and (2) having its 2009 Quarterly Reports reviewed by BDO.  BDO also is in the process of performing additional work in respect of the 2008 Financial Statements to satisfy themselves that they can rely on the audited balances and the opinion of the predecessor auditor in respect thereof.

We expect to file with the Commission our amended periodic reports to reflect the changes described above on or about May 20, 2010.

We discussed with the Staff on April 26, 2010 our proposal (1) promptly to file the above Form 8-K, rather than amending the Fiscal 2008 10-K and the Fiscal 2009 10-K to remove the audit report and to label the applicable financial statements as “unaudited”, and (2) to file the amended periodic reports as soon as feasible thereafter.  We confirm that the Staff did not object to such proposal by the Company to so address the comment contained in the Staff Letter.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UNR HOLDINGS, INC.

By:	/s/ Iuriy Vladimirovich Shevchenko
Iuriy Vladimirovich Shevchenko
Chief Financial Officer